UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K	☒ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	December 31, 2015
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Taomee Holdings Limited
Full Name of Registrant

N/A
Former Name if Applicable

16/F, Building No. A-2, No. 1528 Gumei Road, Xuhui District
Address of Principal Executive Office (Street and Number)

Shanghai 200233, People’s Republic of China
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Taomee Holdings Limited (the “Company”) is unable to file its annual report on Form 20-F for the year ended December 31, 2015 (the “2015 Annual Report”) within the prescribed time period due to the following reasons:

As previously disclosed, the Company entered into Agreement and Plan of Merger dated as of December 11, 2015 (the “Merger Agreement”), with Orient TM Parent Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (the “Parent”), and Orient TM Merger Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands and a wholly owned subsidiary of Parent (the “Merger Sub”). Pursuant to the Merger Agreement, Merger Sub will be merged with and into the Company (the “Merger”), with the Company continuing as the surviving corporation (the “Surviving Corporation”) and becoming a wholly owned subsidiary of Parent. The consummation of the Merger is subject to certain customary closing conditions, including the approval of shareholders of the Company. Immediately following the completion of the Merger, the Company will cease to be a publicly traded company and will instead become a privately-held company wholly owned by Parent. After the Merger is completed, the Company’s ordinary shares (the “Shares”) will cease to be listed on The New York Stock Exchange, and the Company will terminate the registration of the Shares under the Securities and Exchange Act of 1934, as amended, by filing a Form 15 with the SEC. Accordingly, after the effective time of the Merger, the Company would no longer be required to file periodic reports with the SEC or otherwise be subject to other disclosure obligations under U.S. federal securities laws.

The Company is currently seeking to cause the Merger to be effected as soon as possible, but a definitive closing date has not yet been fixed. Meanwhile, the Company is preparing the 2015 Annual Report and would need additional time to complete the 2015 Annual Report. If the Merger is completed before the Company files the 2015 Annual Report, the Company may request that it not file the 2015 Annual Report for the reason set forth in the foregoing paragraph.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Sam Lawn	(86-21)	6128-0056
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Taomee Holdings Limited

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	April 29, 2016	By	/s/ Sam Lawn
Sam Lawn
Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).